October 2, 2012

Duc Dang
Securities and Exchange Commission

RE: HOMEOWNUSA
Amendment No. 8 to Registration Statement on Form S-11
Filed June 11, 2012
File No. 333-170035

In response to your letter dated July 3, 2012 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of HOMEOWNUSA (the “Company”).  Amendment no. 9 to the Form S-11 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-11 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s July3, 2012 letter in italicized text immediately before our response.

General

1.
We note your response to comment 1. Your tax opinion still does not opine that you qualify as a REIT for the relevant taxable year. As such, please revise your disclosure, accordingly, regarding your intentions to qualify as a REIT.

Response

We have provided a revised tax opinion. We believe the revised opinion addresses your concerns regarding qualifying as a REIT for the relevant tax year.

2.	Your response to comment 2. Please update your financial statements in accordance with Rule 8-08 of regulation S-X

Response

In accordance with your request, we have updated the Company financial statements in accordance with Rule 8-08 of regulation S-X.

Plan of Distribution, page 30

3.
We note your response to comment 3 that the registration of this offering provides a “higher level of confidence”. Please revise to balance the noted disclosure by clarifying here the risk associated with enforcing U.S. securities laws in foreign jurisdictions and against persons living in foreign jurisdictions.

Response

We have revised our disclosure in the last sentence of the second paragraph of the section captioned “Plan of Distribution” in accordance with your recommendation as follows:

“Although there can be no assurance that U.S. securities laws can be enforced in foreign jurisdictions and against persons living in foreign jurisdictions, management believes certain shareholders, due to the certainty and predictability of U.S. securities law, may require that this offering be registered with the Securities and Exchange Commission.”

4.
We note your response to comment 4. You indicate your shares “may” be sold”directly” by Mr. du Plooy. Considering you also disclose that you will not offer shares through underwriters, dealers, or agents, please clarify that your shares will be offered by Mr. du Plooy on a prompt and continuous basis, consistent with Rule 415(a)(1)(ix) of Regulation C .

Response

In accordance with your recommendations, we have modified our disclosure in the first sentence of paragraph four of this section as follows:

“The Company's shares will be sold to purchasers directly by Company’s sole officer and director.”

In addition, we have added the following sentences at the end of paragraph four:

“The offering will conclude on the earlier of; (1) when all 5,000,000 shares of common stock have been sold, or (2) 90 days after this registration statement becomes effective with the Securities and Exchange Commission. There is no minimum number of common shares that the Company has to sell. There are no minimum purchase requirements. The Company may at its discretion extend the offering for an additional 90 days or such period as the Company deems reasonable.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

5.
We note your response to comment 5 and your reference to our prior comment from April 21, 2011. Please note that prior comment sought the reasonable basis for your disclosure, but not necessarily its inclusion in this document if you have not yet performed diligence on the listed properties. Please remove the list of properties from this document and provide us with updated support.

Response

In accordance with your recommendation the Company has removed the listed properties from our disclosure and provided updated support. Please see additional support in Exhibit A attached hereto.

Address	Units	Price	Price/unit	Cap rate	Occupancy	For Sale	Sold	Date
Rosberry Apartment Portfolio 10030 Cadiux, Detroit, Mi 48224	131	$800,000	$6,106.87	12.79%	88%	X
Creekside TOWNHOMES 3409 Stonegate, Flint, Mi 48503	61	$595,000	$9,754.10	19.66%	76%	X
Cabot Apatments 2208 verbena Street, Atlanta, GA 30314	96	$425,000	$4,427.08		33%	X
Atlanta Apartments 11060 E. Mcnichols Rd. Detroit, MI 48234 Wayne County	280	$1,495,000	$5339.29		0%	X
7500-7630 Omni Ln, Fort Meyers, Fl 33905	3000	$675,000	$2,250.00				X	June 05, 2011
92-111 Stralite Ln, Pontiac, Mi 48340	166	$869,000	$5,325.44				X	August 09, 2011
Asmann Apartments 1607 Asmann Drive Cincinnati, OH 45229	76	$415,000	$5,460.53				X	January 31, 2011
621 Houston Avenue, Jackson, Ms 39209	175	$775,000	$4,428.57				X	February 28, 2011
205 Se 16th Ave, Gainesville, Fl 32601	242	$831,900	$3,437.60				X	April 24, 2012

6.
We note the revised disclosure that in analyzing a property, you would assume an occupancy rate of 90%. Please revise to clarify the speculative nature of assuming 90% occupancy for properties with low or zero occupancy at acquisition.

Response

We have revised our disclosure in accordance with your recommendation in paragraph two of the subsection titled “Overview” as follows:

“Both “market rent” and using occupancy of 90% are speculative in nature for a low or no occupancy property because it assumes the Company can create demand for apartment rental at market prices.”

7.	Please provide us with the responsible basis for your renovation estimates on page 37.

Response

The reasonable basis for the Company’s renovation estimates is as follows:

For paint, the Company estimated 6 gallons of paint priced at $50 per gallon and 8 hours of labor at $20 per hour plus a material allowance (thinners, brushes, masking etc. of $140 per apartment. The Company did not consider contactor rates and volume discounts that may be available.

For pricing counter tops, we offer an online example

http://homerenovations.about.com/od/kitchencounters/a/LaminateCountertops.htm  and single under heading Laminate Countertops Cost, the retail cost of laminate counter tops is $15- $25 per foot. The Company believes that contactor rates will be discounted by 30% and it is reasonable to assume volume discounts on contractor pricing for multi unit property. Twelve lineal feet of counter top is an estimate.

For pricing of flooring, we offer http://www.servicemagic.com/article.show.Flooring-Cost-A-Quick-Overview.14097.html

On the first page under “Laminate”, the retail cost of laminate flooring $1-6 per square foot. The Company believes that contactor rates will be discounted by 30% and it is reasonable to assume volume discounts on contractor pricing for multi unit property.

For lighting, the Company assumed a $120 allowance for light fixtures in the event fixtures required replacement. One online source to be considered is

http://www.hansenwholesale.com/lighting/fixturesearch.asp where there are hundreds of examples of light fixtures below the cost of $150.

Undertakings, page 81

8.	Please revise your undertakings to replace your references to limited partners with the term shareholders

Response

In accordance with your recommendation, the Company has replaced its references to limited partners with the term shareholders.

We trust our responses meet with your approval.

Sincerely,

/s/ Pieter du Plooy

Exhibit A
Rosberry Apartment Portfolio
10030 Cadiux, Detroit, MI 48224

•	Price: $800,000
•	No. Units: 131
•	Building Size: 83,000 SF
•	Price/Unit: $6,106.87
•	Property Type: Multifamily
•	Property Sub-type: Garden/Low-Rise
•	Property Use Type: Investment
•	Cap Rate: 12.79%
•	Occupancy: 88%
•	Find Out More...
Last Updated  1 day ago
Listing ID  17813000

Description

Income Property Organization is pleased to present the exclusive marketing of the Cadieux & Morang Portfolio, which consists of 131 units, in eight buildings, and is located in Detroit, Michigan. As for the properties themselves, the Cadieux & Morang Portfolio consists of six Garden & two California-style buildings, consisting of studio, one-bedroom, and two-bedroom units, with ample square footage in each. Two of the buildings are outfitted with tenant-paid gas-forced air heat and the remainder are serviced by landlord-paid hot-water baseboard heat. The electricity is individually metered on all buildings and water is master metered making it the landlord' s responsibility. The Cadieux & Morang Portfolio represents a turnaround opportunity at below market pricing. These properties are poised for substantial growth by the implementation of managerial efficiencies not currently in place as well as the potential for future rental gains through unit upgrades & strategic capital improvements. The economic reward will be significant for opportunistic investors with sufficient capital to acquire an asset such as the Cadieux & Morang Portfolio in this once-in-a-lifetime buyers' market.

The properties are situated on the east side of Detroit, just off of I-94, just East of Gratiot Avenue. St. John Hospital and Medical Center is only 1½ miles from the complex. This 800-bed hospital is best known for excellence in cardiology, oncology, neurosciences, minimally invasive and robotic surgery, women' s services, pediatrics, and medical education. Additionally, the property is very close to the central business district which has an abundance of entertainment, shopping & dinning venues.

Creekside Townhomes
3409 Stonegate, Flint, MI 48503

•	Price: $595,000
•	No. Units: 61
•	Building Size: 45,000 SF
•	Price/Unit: $9,754.10
•	Property Type: Multifamily
•	Property Sub-type: Garden/Low-Rise
•	Property Use Type: Investment
•	Cap Rate: 19.66%
•	Gross Rent Multiplier: 1.79
•	Occupancy: 76%
•	Year Built: 1965
•	Find Out More...
Last Updated  17 days ago
Listing ID  17789971

Highlights

Land Contract Terms for Qualified Buyers
2011 NOI of approximately $116,000
Recent Capital Improvements
Value to Add

Description

Creekside is a townhome-style complex constructed in 1965. The property is outfitted with a landlord-paid, hot-water baseboard heating system and the units are separately metered for electricity. Over recent years the property has seen significant capital improvements such as upgrades to the units, mechanicals, major building components, common areas and exterior, which a Purchase can benefit from for years to come.Creekside is currently 76% occupied and presents a value-add opportunity for a Purchaser. With an asking price of $595,000, or $9,750 per unit, this is an attractive offering that is priced well below both replacement cost and recent comparable sales. With a 2011 NOI of $116,985, this offering reflects a staggering 19.66% cap rate with a cash-on-cash return in excess of 45%. With both current interest rates and pricing at record lows, now is the time for opportunistic acquisitions as the economy begins to return to normalized conditions

Creekside Townhomes are strategically situated in the southeast corner of Flint just off Atherton Road. Flint is Michigan' s 4th largest city, with a population of approximately 110,000 residents. Major employers in Flint include General Motors, Genesys Health System and McLaren Regional Medical Center, which is currently in the process of a $42 million dollar expansion. Flint has repositioned its economy over the last decade, with a focus on the health care industry and higher education. Educational institutions in Flint include the University of Michigan Flint, Kettering University, Mott Community College, and Baker College. Additionally, during this period the downtown has experienced significant revitalization, with the rehabilitation of many buildings along with the creation of new businesses.

Cabot Apartments
13725 Dexter Avenue, Detroit, MI 48238

Price: $425,000
No. Units: 96
Building Size: 58,360 SF
Price/Unit: $4,427.08
Property Type: Multifamily
Property Sub-type: Mid/High-Rise
Additional Sub-types: Government Subsidized
Property Use Type: Investment
Distressed: Yes
Commission Split: 3%
Occupancy: 33%
No. Stories: 4
Year Built: 1927
Lot Size: 0.54 AC
Find Out More...
Last Updated  1 day ago
Listing ID  17752782

Highlights

Newer Windows Throughout
Newer Boiler
Newer Hot Water Tank
Updated Roof
Elevator
On-Site 24 hr Laundry

Description

Solid 96 Unit Apartment building with elevator. Separate electric meters for all units. Landlord pays gas & water. Newer windows, boiler, hot water tank and updated roof are all major components to a project of this size. This building is a perfect grant project candidate. Many long-terms tenants, with new leases being signed. Property just went under new management with the foreclosure. On-site property manager, security, and maintenance staff. Contact listing brokerage for updated rent roll, photos and additional questions you may have.   2011 Property Taxes: $15,177

South of Oakman Blvd., West of Lodge Fwy.

Unit Mix Information

Description	No. Units	Avg. Mo. Rent
Studio	28	$375
1B/1B	55	$400
2B/1B	9	$500
Basement	4	$350

Atlanta Apartments (280-units), Rehab Opportunity
2208 Verbena Street, Atlanta, GA 30314

Building Locations

Price: $1,495,000
No. Units: 280
Building Size: 235,900 SF
Price/Unit: $5,339.29
Property Type: Multifamily
Property Sub-type: Garden/Low-Rise
Property Use Type: Investment
Distressed: Yes

Highlights

Phased-Rehab Opportunity
Below Market $6.34/SF & under $5,400/unit
Convenient Location & Neighborhood Setting
West Atlanta is Poised for Revitalization

Description

Hidden Village Apartments is a 280-unit apartment community located in Atlanta's west-side. The property is comprised of 28-buildings on a combined parcel size of 14.33 acres. This Rehab-Opportunity has an ideal unit mix that includes 63 one-bedroom / one bath units, 120 two-bedroom / one bath units and 97 three bedroom / one bath units. The one bedroom apartments are 525 square feet. The two-bedroom units are 700 square feet, and the three-bedroom apartments are 1,225 square feet.  100% vacant and ready for complete renovation.    - Priced at $1,495,000 (Less than $5,400/unit)  - 235,900 sq. ft. (Unbelievable $6.34/sf)  - 28 Buildings, 280 Units Total (Phased Rehab Opportunity)  - 14+ Acre Neighborhood Setting  - 20%+ CAP Rate (Proforma)

Hidden Village is located on the West-side of Atlanta (Poised for Revitalization). Interstate 20 is immediately to the South offering easy access to downtown Atlanta and beyond. The property is also directly on the public bus line and less than one mile of the West Lake MARTA transit station.

PROPERTIES SOLD

7500-7630 Omni Ln

7500-7630 Omni Ln, Fort Myers, FL 33905

ID: 3044690

•  Sale Owner & Mortgage Property Tax Info Map

Sale Details

Sale Status:	Sold
Sale Date:	05/05/2011
Sale Price:	$675,000 ($2,250/Unit)
Document #:	106505

Property Information
View Details
Property Type:	Multifamily
Property Subtype:	Mid/High-Rise
No. Units	300
Building Size:	572,757 SF
Lot Size:	20.07 Acres
APN / Parcel ID:	23-44-25-P4-00061-0020

Parties to Transaction

Seller:	CAM OAKS OF OMNI-FORUM ISLES LLC
Buyer:	RELATED OAKS OF OMNI-FORUM ISLES 60 Columbus Cir, New York, NY 10023

Financing Comments
Cash Sale.

92-111 Starlite Ln

92-111 Starlite Ln, Pontiac, MI 48340

ID: 3217254
•  Sale Owner & Mortgage Property Tax Info Photos Map

Sale Details

Sale Status:	Sold
Sale Date:	08/09/2011
Sale Price:	$900,000 ($5,325.44/Unit)
Document #:	144529

Property Information
View Details
Property Type:	Multifamily
Property Subtype:	Garden/Low-Rise
No. Units	169
Building Size:	46,427 SF
Lot Size:	5.14 Acres
APN / Parcel ID:	14-18-252-003

Parties to Transaction

Seller:	NCB FLORIDA REAL ESTATE LLC
Buyer:	SHKRELI INVESTMENT GROUP LLC 26044 Grand River Ave, Redford, MI

Asmann apartments

1607 Asmann Drive, Cincinnati, OH 45229

 48240
Original Listing
Sale Status:  Sold
Sale Date:  01/31/2011
Sale Price:  $415,000 ($5,460.53/Unit)
Listing Price:  $650,000
Estimated days on
LoopNet Marketplace:
245
Property InformationView Details
Property Type:  Multifamily
Property Subtype:  Mid/High-Rise
No. Units  76
Building Size:  58,651 SF
Property Description
The Asmann apartments is a 76 unit project contained in five contiguous buildings, with 38 garages and 55 additional off street parking spaces. Spacious units range in size from 565sf to 1,779sf, some with enclosed balconies.
Parties to Transaction
Seller:  Wells Fargo Bank
Broker:  Investment Property Advisors
Jeffrey Dilbone
View Phone Number
Buyer:  Kenneth French

621 Houston Avenue, Jackson, MS 39209

ID: 2874577
•  Sale Original Listing Property Photos Map

Sale Details
Original Listing
Sale Status:	Sold
Sale Date:	02/28/2011
Sale Price:	$775,000 ($4,428.57/Unit)
Estimated days on LoopNet Marketplace:	49

Property Information
View Details
Property Type:	Multifamily
Property Subtype:	Garden/Low-Rise
No. Units	175
Building Size:	175,000 SF

Property Description

175 total units. 123 units currently rentable. 27 Townhome Style Units. 148 Apartment Units. Units Range from Studio Apartments to 3br Townhomes. Across from Hardy Middle and St. Mary Elementary Schools.

205 Se 16Th Avenue

205 Se 16th Avenue, Gainesville, FL 32601

ID: 3644288
•  Sale Owner & Mortgage Property Tax Info Photos Map

Sale Details

Sale Status:	Sold
Sale Date:	04/24/2012
Sale Price:	$831,900 ($3,437.60/Unit)
Document #:	2709823

Property Information
View Details
Property Type:	Multifamily
Property Subtype:	Mid/High-Rise
No. Units	242
Building Size:	278,431 SF
Lot Size:	18.75 Acres
APN / Parcel ID:	15701 055 000

Parties to Transaction
Seller:	FIRST REGL BK
Buyer:	CRE 2011-2 REO-FL-MULTIFAMILY 2450 Broadway #Th, Santa Monica, CA 90404

Financing Comments
Cash Sale.